25002111

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71018

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Audacity Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 04 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26455 Riverrock Way
(No. and Street)

Santa Clarita	CA	91350
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katherine Anderson	404-303-8840	kanderson@bdsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Shippy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Audacity Capital Partners LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

See attached certificate

Notary Public

SEC Mail Processing
MAR 04 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

_________________________ _________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles----------------

JILLIAN IBARRA
Notary Public - California
Los Angeles County
Commission # 2453768
My Comm. Expires Jul 18, 2027

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 21 day of February, 20 25,
Date *Month* *Year*

by

(1) Jeffrey Shippy

(and (2) ____________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: February 21, 2025 Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

AUDACITY CAPITAL PARTNERS LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31,2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Audacity Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Audacity Capital Partners, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Audacity Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Audacity Capital Partners, LLC adjusted is beginning balance on the Statement of Changes in Member's Equity by recording a prior period adjustment as discussed in Footnote 5. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Audacity Capital Partners, LLC 's management. Our responsibility is to express an opinion on Audacity Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Audacity Capital Partners, LLC 's financial statements. The supplemental information is the responsibility of Audacity Capital Partners, LLC 's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 11, 2025

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	41,909
Other assets		738
Total assets	**$**	**42,647**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		8,888
Total liabilities	$	8,888
MEMBER'S EQUITY:		
Member's equity		33,759
Total liabilities and member's equity	**$**	**42,647**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:	
Success fees	-
Total income	-
EXPENSES:	
General operating	101
Professional services	28,388
Regulatory	1,870
Total expenses	30,359
NET LOSS	**$ (30,359)**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (30,359)
Adjustments to reconcile net income to net cash used by operating activities:	
Adjustment to retained earnings	(8,388)
Increase in other assets	250
Increase in accounts payable	7,388
Net cash used in operating activities	(31,109)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from member	39,148
Net cash from financing activities	39,148
NET INCREASE IN CASH	8,039
CASH AND CASH EQUIVALENTS, at beginning of year	33,870
CASH AND CASH EQUIVALENTS, at end of year	**$ 41,909**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE, December 31, 2023	$	33,358
Prior period adjustment, Note 5		(8,388)
BALANCE, December 31, 2023 AS ADJUSTED		24,970
Contributions		39,148
Net loss		(30,359)
BALANCE, December 31, 2024	**$**	**33,759**

The accompanying notes are an integral part of this statement.

AUDACITY CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Audacity Capital Partners LLC (the "Company") was organized in the State of California on February 9, 2021 as a limited liability company. The Company's objective is to assist business clients in the areas of private placements and mergers and acquisitions. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company identified the provision of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3.

15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. §240.15c3-3. The Company met the identified provisions of Footnote 74 for the year ended December 31, 2024.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's member is taxed on their respective share of the Company's earnings. Under FASB ASC 740-10, accounting for uncertainty in income tax, the Company has evaluated its tax positions including its tax status and determined that it has no uncertain tax positions.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Basis of Accounting

The Company maintains its books and records on an accrual basis of accounting in accordance with generally accepted accounting principles in the U.S. and as required by FINRA and the SEC. The Company is evaluating new accounting standards and will implement as required.

Revenue Recognition

The Company has adopted ASU 2019-04, Revenue from Contracts and Customers and all subsequent amendments to the ASU (collectively, ASC 606) which creates a single framework for recognizing revenue from contracts with customers. Revenue is measured based on considerations specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring a service to a customer. The Company had no revenue during the period.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions, private placements of securities and investment advisory services. The company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company had no revenues in 2024.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that during the Company's first year of operations as a broker-dealer, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $33,021, which was $28,021 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .27 to 1.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company at December 31, 2024 has no unfulfilled contract, commitments, or contingencies. Going concern, the Company sustained a net loss and negative cash flow from operations. However, management has determined that the Company will be able to meet current obligations and net capital requirements through future revenue or capital contributions.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company operates from office space provided by the Owner of its member and does not record these shared expenses as is allowed under Rule 15c3-1(c)(2)(i)(F) of the Securities Exchange Act of 1934, and further guidance on FINRA Notice 03-63, because the Owner is deemed to have adequate resources independent of the broker dealer to pay his liabilities and expenses. For the year ended December 31, 2024 the non-reimbursed shared expenses are not material to the financial statements.

NOTE 5 – PRIOR PERIOD ADJUSTMENT

The Company recorded a prior period adjustment to decrease the beginning balance in Members Equity for $8,388. This was to expense the 2023 audit fee paid in 2024. The effect of this entry would have decreased equity and decreased net income for the year ending December 31,2023. In the prior year the Company was in compliance with net capital required by SEC Rule 15c3-1 after the prior period adjustment was recorded.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, February 11, 2024. The evaluation did not result in any subsequent events that required adjustments or disclosures.

SUPPLEMENTARY INFORMATION

SCHEDULE I

AUDACITY CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

CREDIT:		
Total member's equity		33,759
DEBITS:		
Nonallowable assets:		
Other assets		738
Total debits		738
NET CAPITAL		33,021
Minimum requirement of 6-2/3% of aggregate indebtedness of $8,888 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**28,021**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	**$**	**8,888**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.27 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2024.

See Independent Registered Public Accountants Firm's Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Audacity Capital Partners, LLC

We have reviewed management's statements for the year ended December 31, 2024, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Audacity Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Audacity Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Audacity Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 11, 2025

AUDACITY CAPITAL PARTNERS LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2024

Audacity Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2024 through December 31, 2024 without exception.

I, Jeffrey Shippy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Scott Shippy
Signature

1/19/2025
Date

Chief Executive Officer
Title

See Report of Independent Registered Public Accounting Firm.